UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025

Commission File Number: 001-41611

Hesai Group
10th Floor, Building A
No. 658 Zhaohua Road, Changning District
Shanghai 200050
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Exhibit Index
99.1	Hesai Group Supplemental and Updated Disclosures
99.2	Consolidated Financial Statements of Hesai Group as of and for the Three Months Ended March 31, 2025
99.3	Unaudited Condensed Consolidated Financial Statements of Hesai Group as of and for the Six Months Ended June 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Hesai Group
By:	/s/ Yifan Li
	Name:	Yifan Li
	Title:	Chief Executive Officer
Date: September 2, 2025